Exhibit 21.1

Subsidiaries of The Simply Good Foods Company

Subsidiary	Jurisdiction
Atkins Intermediate Holdings, LLC	Delaware
Conyers Park Acquisition Corp., Inc.	Delaware
NCP-ATK Holdings, Inc.	Delaware
Atkins Nutritional Holdings, Inc.	Delaware
Atkins Nutritional Holdings II, Inc.	Delaware
Atkins Nutritionals, Inc.	New York
Wellness Foods Inc.	Ontario, Canada
Atkins International B.V.	Netherlands
Atkins Iberia, Sociedad Limitada	Spain
Atkins International LTD	United Kingdom
Atkins Nutritionals Australia PTY LTD	Australia
Atkins Nutritionals NZ Limited	New Zealand